UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

KongZhong Corporation
(Name of Issuer)

Ordinary Shares, par value US$0.0000005 per share**
(Title of Class of Securities)

50047P104***
(CUSIP Number)

WANG Leilei

35th Floor, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, 100044, China

(86-10) 8857 5898

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 40 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 40 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047P104	13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Right Advance Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON CO

CUSIP No. 50047P104	13D	Page 3 of 8 pages

1		NAME OF REPORTING PERSONS Chiming Bells International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON CO

CUSIP No. 50047P104	13D	Page 4 of 8 pages

1		NAME OF REPORTING PERSONS WANG Leilei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON IN

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2008, as previously amended and supplemented by amendments to Schedule 13D filed on January 14, 2010, February 5, 2016, February 17, 2016, August 25, 2016 and December 2, 2016 (as so amended, the “Original Schedule 13D”). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D, as amended, remain unchanged. Capitalized terms used herein have the meanings as assigned thereto in the Original Schedule 13D, unless defined herein.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 20, 2017, an extraordinary general meeting of the shareholders of the Issuer was held at 10:00 a.m. (Beijing time) at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, 100044, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement.

On April 13, 2017, the Issuer and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 13, 2017, pursuant to which the Merger became effective on April 13, 2017 (the “Effective Time”). As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (a) the Excluded Shares (as defined below) and (b) the Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”), was cancelled in consideration for the right to receive US$0.18875 in cash per Share without interest. Each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, was cancelled in consideration for the right to receive US$7.55 in cash per ADS without interest. “Excluded Shares” means, collectively, (i) the Shares held by the Rollover Shareholders to be contributed to Parent pursuant to the Contribution Agreement; (ii) the Shares held by Parent, the Issuer or any of their subsidiaries; and (iii) the Shares (including ADSs corresponding to such Shares) held by the depositary bank and reserved for issuance and allocation pursuant to the share incentive plan of the Issuer. Each of the Excluded Shares was cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor. The Dissenting Shares were cancelled and each holder thereof is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, the Issuer terminated the share incentive plans adopted by the Issuer in 2002, 2006 and 2013, respectively, and all amendments and modifications thereto (the “Share Incentive Plans”), terminated all relevant award agreements applicable to the Share Incentive Plans, cancelled all options to purchase Shares or ADSs (the “Issuer Options”) under the Share Incentive Plans that are then outstanding and unexercised, whether or not vested or exercisable, all restricted share units (the “RSUs”) that are then outstanding and unvested, and all warrants (the “Issuer Warrants”) that are then outstanding and unexercised, whether or not vested or exercisable. Each former holder of (i) such cancelled Issuer Options shall have the right to receive an amount in cash equal to the excess of US$0.18875 over the applicable per share exercise price of such Issuer Options multiplied by the number of Shares underlying such Issuer Options, (ii) such cancelled RSUs shall have the right to receive a cash amount equal to US$0.18875 multiplied by the number of RSUs, and (iii) such cancelled Issuer Warrants shall have the right to receive an amount in cash equal to the excess of US$0.18875 over the applicable per share exercise price of such Issuer Warrants multiplied by the number of Shares underlying such Issuer Warrants.

Following the completion of the Merger, the Issuer will cease to have ADSs listed on any securities exchange or quotation system, including the NASDAQ Global Select Market, after the filing of Form 25. In addition, ninety

(90) days after the filing of Form 15 in connection with the completion of the Merger or such shorter period as may be determined by the Commission, registration of the ADSs under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date of this Amendment, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c) Except as described herein, none of the Reporting Persons has effected any transaction in the Shares during the 60-day period prior to the filing of this Amendment.

(d) Not applicable.

(e) April 13, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2017

RIGHT ADVANCE MANAGEMENT LTD.

By:	/s/ WANG Leilei
Name: WANG Leilei
Title: Beneficial Owner and Controlling Person

CHIMING BELLS INTERNATIONAL LIMITED.

By:	/s/ WANG Leilei
Name: WANG Leilei
Title: Beneficial Owner and Controlling Person

WANG Leilei

By:	/s/ WANG Leilei